Exhibit 99.1

Fortuna announces resumption of production at the San Jose Mine, Mexico

Vancouver, May 26, 2020-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce that production activities have resumed at the San Jose Mine located in Oaxaca, Mexico.

On March 31, 2020, the Government of Mexico announced extraordinary measures in response to the spread of COVID-19, which included the suspension of all non-essential activities, including mining, until April 30, 2020. This period of isolation was subsequently extended until May 30th, with the possibility of restrictions being lifted on or after May 18th subject to obtaining specific government approval.

On May 25th, the Government of Mexico granted approval to re-start operations at the San Jose Mine and today, production has officially resumed at nameplate capacity of 3,000 tonnes per day.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project, currently under construction, in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the resumption of production at the San Jose mine, and the estimated tonnes to be produced per day . Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “scheduled”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, the worldwide economic and social impact of COVID-19, the duration and extent of COVID-19, changes in general economic conditions and financial markets; the re-imposition of government restrictions on business related to COVID-19; any positive cases of COVID-19 at the mine site which may cause a reduction or suspension in operations; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the management of the worldwide economic and social impact of COVID-19, that the duration and extent of COVID-19 is minimized and not long-term, the expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.